

SEC RULE 12g3-2(b) Exemption
File 82-3329

AFRI-CAN MARINE MINERALS CORPORATION



SUPPL

Annual Information Form

2002

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

January 18, 2003

TABLE OF CONTENTS

Currency

Unless otherwise specified, the currency in this Annual Information Form is Canadian dollars. On January 18, 2003, one Canadian dollar was worth approximately 0.65150 U.S. currency and 5.86600 Namibian currency, as reported by the Bank of Canada.

Forward-Looking Statements

The information in this Annual Information Form contains forward-looking statements within the meaning of the *U.S. Private Securities Legislation Reform Act of 1995*. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. When used in this form, words such as "estimate", "should", "intend", "expect", "anticipate", "strategy", "potential" and similar expressions are intended to identify forward-looking statements. With respect to its projects, actual events may differ from current expectations due to exploration results, future exploration opportunities and changes in its fund-raising capacity or its joint venture partners. Readers must be careful not to place undue reliance on these forward-looking statements which are relevant only from the date of this Annual Information Form.

Item 1. Incorporation and Subsidiaries

The issuer was formed on August 9, 1984 under the Canadian Business Corporation Act, under the name of Minerals Anodor Inc. / Anodor Minerals Inc.

Effective February 25, 1991, Minerals Anodor Inc. changed its name to Nora Exploration Inc. / Nora Exploration Inc. and consolidated its outstanding common shares on the basic of four pre-consolidation shares for every post-consolidation shares.

On July 6, 1992, the Corporation's articles have been amended to move its head office in the Montreal metropolitan area.

Effective March 27, 2000, Nora Exploration Inc. changed its name to Afri-Can Marine Minerals Corporation / Afri-Can, Société de minéraux marins, and moved its head office in the Toronto metropolitan area.

Afri-Can's principal office is at 4444, Ste-Catherine Street West, Suite 201, Westmount, Québec, H3Z 1R2.

Afri-Can has one wholly-owned subsidiary: Noragem (PTY) Limited, incorporated under the laws of the Republic of Namibia.

Item 2. General Development of the Business

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating solely off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats.

Option and Joint-Venture Agreements

In order to become such a large concession holder, Afri-Can entered into, during the last years, the following agreements.

In September 1998, Afri-Can entered into an option and joint-venture agreement with Namibian Gemstones Mining Corporation (PTY) Limited (the Namibian Gemstones concession). Afri-Can has an undivided 60% interest in the Namibian Gemstones concession and, as per its agreement, Afri-Can can increase its interest up to 80% by tranche of 10%. The payment for each tranche is US$720,000.

In April 1999, Afri-Can signed an option and joint-venture agreement with Woduna Mining Holding (PTY) Ltd. to earn up to a 70% undivided interest in the Block J concession, license EPL 2499. Presently, Afri-Can holds 70% thereof.

In March 2000, Afri-Can entered into an option and joint-venture agreement with Karas Mineral Holding (PTY) Ltd. to earn up to a 55% undivided interest in the Block N concession license EPL 2503. At this time, Afri-Can holds 30% and will gain an additional 25% undivided interest by making payment of N$600,000 to Karas Minerals Holding (PTY) Ltd.

In March 2000, Afri-Can signed an option and joint-venture agreement with Together Quando Mining Consortium (PTY) Ltd. to earn up to a 80% undivided interest in the Block B concession, license EPL 2491. At this time Afri-Can holds 30% and may acquire two additional tranches of 15 % by making payment of N$135,000 and issuing 100,000 shares to Together and the last 20% will be earned by paying N$170,000 and issuing 100,000 shares to Together.

In May 2000, Afri-Can entered into an option and joint-venture agreement with Kuvelai Delta Mining Company (PTY) Ltd. to earn up to a 55% undivided interest in the Block M concession, license EPL 2721. This undivided interest will be earned by paying N$775,000 to Kuvelai and by spending not more than N$800,000 in exploration expenses.

In July 2000, Afri-Can entered into an option and joint-venture agreement with Tsondab Gem Exploration (PTY) Ltd. to earn a 70% undivided interest in the Block K concession, license EPL 2500. This undivided interest will be earned by paying N$3,000,000 to Tsondab and by incurring not more than N$1,000,000 in exploration expenses during the next three years.

Up to 1997, Afri-Can was involved in an on-shore diamond mining concession in Namibia. In 1998, Afri-Can decided to sell its participation interest thereof to its partner Elizabeth Bay, in order to limit its activities only in marine diamond exploration. Currently, all Afri-Can's diamond concessions are located off the coast of Namibia.

The aim of the Corporation is to develop and profitably exploit a world-class, marine, diamond resource, and this whether or not Afri-Can proceeds with the management of a marine mining operation, alone or in conjunction with others (j.v., contractor, etc.). Afri-Can, under the stewardship of its Board of Directors, management, and technical advisory group, has developed and implemented a multi-stage Business Model designed to enable the Corporation to become a major participant in the Namibian marine diamond business within the next two to three years.

Namibianization

Since Afri-Can's success is dependent on Namibia's on-going development, the Corporation instigated a complete strategic review of the empowerment opportunities open to the Corporation.

As a result of this review, Afri-Can concluded that its business development strategy must be focused on the implementation of a win-win strategy that takes into consideration the interests of the four following major stakeholders involved in Afri-Can's ongoing development in Namibia.
1. Afri-Can's shareholders;
2. its Namibian partners (of which some are already shareholders of Afri-Can);
3. the Namibian Government;
4. the Namibian population.

Reviewing Afri-Can's Business Model and implementation strategy in light of the ongoing transformation of the diamond industry in Africa and the world, Afri-Can concluded that there exists a great window of opportunity whereby Afri-Can could voluntarily invite, at the earliest stage of its development, both the Namibian government and population to participate directly in the potential future rewards provided by Afri-Can's future development.

Therefore, Afri-Can reached and implemented the following Namibianization and empowerment plan.

- On November 23, 2001, Afri-Can entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME will acquire a direct interest in the capital of Afri-Can.

- ORMME, a Namibian not-for-profit corporation, is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions. ORMME, which has been created to promote social and economic development, will assist Afri-Can to implement development initiatives in these regions that have important social and economic uplifting needs. These regional councils, which constitute the local government of the cited regions, represent more than 50% of Namibia's population.

- Within the terms of the agreement, Afri-Can issued to ORMME 2.5 million common shares of Afri-Can in consideration of which the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief in respect of all its concessions that involve joint ventures with Namibians. This non-reduction in concession areas will be valid until the end of 2007.

- In addition, ORMME will have the right, but not the obligation, to maintain or increase its interest in Afri-Can on terms and conditions acceptable to Afri-Can's Board of Directors and ORMME will be entitled to one representative on the Board of Directors of Afri-Can with future Board representation determined in proportion to its shareholding percentage in Afri-Can.

- Furthermore, as part of its empowerment strategy, Afri-Can has agreed to finance a special Goodwill Grant, equivalent to 1% of its annual gross sales, upon commencement of commercial production of diamonds from its Namibian marine concessions. The funds generated will be invested in specific social programs recommended by ORMME, subject to specific conditions, including regular audits by Afri-Can's auditors, and Afri-Can has agreed to invest a minimum of 5% of its exploration expenditures in training and empowerment programs related to its mining ventures.

With this empowerment project now firmly in place, Afri-Can plans to continue to build on its strong relationships in Namibia.

Item 3. Narrative Description of the Business

Information contained herein about mining activities by other companies in the coastal regions of Namibia have been derived from those companies' publicly available information and with reference to the "Technical Report on the Marine Diamond Properties on Namibian Minerals Corporation off the Southern African West Coast", dated May 25, 2001, prepared by Marine & Coastal GeoScience (PTY) Ltd. and with reference to "2002 Technical Report" prepared by the Corporation's Senior Geological Consultant, Mr. R.W. (Dick) Foster. The accuracy or completeness of any information contained in those reports has not been verified by the Corporation as well as prior or subsequent events which may affect such accuracy or completeness.

History of Diamond Prospecting and Mining along the West Coast of Southern Africa

Ninety-five percent of the sea diamonds recovered along the west coast are of gem quality. The reason for this very selective quality lies in the fact that the diamonds were originally eroded from kimberlite pipes that are situated some 1,200 km inland from the coast. Only the very best quality diamonds survived intact along this very extensive transport route. The size distribution of the sea diamonds varies widely but the majority lies in the range of 0.1 to 3.0 carats.

It is conservatively estimated that between 1.5 and 3 billion carats of diamonds were deposited along the Southern African West Coast and continental shelf. Moreover, it appears likely that, given the sea level history during the time that the diamonds were being transported to the sea, up to 90% of the gems are contained in deposits presently beneath sea level. De Decker et al. (1991) and Gurney et al. (1991) have described the origin of the marine diamonds and the subsequent formation of the diamond deposits and put forward the generally accepted arguments used to arrive at these figures.

Given that the larger proportion of the total potential resource is thought to reside below current sea level, it is evident that the future of placer diamond mining is in offshore exploration. Despite this extensive coverage of the shelf by precious stone grants (licenses), it is only a very small fraction that has been prospected to date.

On Land Prospecting and Mining

A railway worker named Zacharias first discovered diamonds along the Namibian west coast in 1908 at Kolmanskop, 7 km inland from Luderitz. Seven years later, about 5.37 million carats had already been recovered in the arid, windy valleys in the vicinity of Luderitz. By 1930, the tally stood at 11 million carats for the coastline between Luderitz and Bogenfels, about 100 km farther south. Consolidated Diamond Mines (CDM) was formed in 1920 when Ernest Oppenheimer acquired control of the numerous diamond companies that were operating along the coast at the time. CDM became a wholly-owned subsidiary of De Beers in 1975. In November 1994, the Namibian Government became a 49.9% partner in CDM, and the company changed its name to Namdeb Diamond Corporation (Pty) Ltd.

The initial surge of exploration in the Luderitz area was followed in 1928 by the discovery of diamonds along the South African coast at Alexander Bay, just south of the Orange River. Further discoveries were then made in the coastal areas just to the north of the Orange River. At the river, the diamondiferous deposits were associated with emerged marine terraces that are continuous for almost 100 km northward to Affenrucken. Other discoveries have been made north of Luderitz at Spencer Bay, Meob Bay, Conception Bay and Terrace Bay (850 km north of Luderitz).

Following the demise of the original Luderitz diamond fields in the 1930's, recoveries of diamonds were concentrated in the southern coastal zone between the Orange River and Chamais Bay. Diamond production along these emerged marine terrace deposits reached its zenith when 2,001,217 carats of diamonds were recovered in 1977. This figure has since declined to about 750,000 carats per year in 2000.

Offshore Prospecting and Mining

The Marine Diamond Corporation (MDC), under the chairmanship of Mr. Sammy Collins, took the lead in 1961 when they began marine prospecting in licenses they held north of the Orange River. By 1964, MDC had produced 90,000 carats from the stretch of coast between the Orange

River and Luderitz Bay. Following the good production results, MDC's fleet expanded to the extent that three barges and several other vessels were operating continuously in Chamais Bay and Hottentot Bay, the latter being about 60 km north of Luderitz.

In 1965 Consolidated Diamond Mines (CDM) took over the MDC investigation, extending it to the concessions they held south of the Orange River. At about the same time, others, such as Terra Marina Mining Company, started their own marine prospecting work. De Beers then incorporated MDC and, by the end of the sixties, had recovered a total of 788,000 carats. Among these were a "jackpot" find of 390,000 carats recovered within four months from Hottentot Bay. In 1969, the barge "The Ponona" was deployed in Hottentot Bay and continued mining until production was stopped in 1971.

CDM ceased their operations on the inner shelf at a time when marine mining was at the early stages of development. Substantial improvements in marine diamond exploration techniques and mining technology as well as a better understanding of the depositional environments of diamondiferous deposits, have ensured that the inner shelf remains a prime locality for diamond mining.

Recent Prospecting

De Beers Marine is the leader and the dominant player in the complex and risky business of mining diamonds from the seabed off the west coast of Namibia. De Beers Marine pioneered this work in 1990, when they first recovered 29,000 carats from the seabed. Since then, they have steadily built-up production to their present annual level of 576,470 carats with a production fleet composed of four drill mining ships and two exploration vessels. De Beers Marine is planning to further increase annual production to 650,000 carats for the up-coming year through improved mining efficiencies and increase annual production to about 800,000 carats with the addition of another drill mining ship in 2006.

Prior to their success in the nineties, De Beers Marine had terminated marine exploration for diamonds in the shallow and inner shelf water areas of Namibia in the mid-seventies due to a slump in the demand for diamonds on world markets and the technical difficulties of economically mining inner shelf deposits. The company's emphasis subsequently shifted to prospecting in the deeper, middle-shelf areas in water depths of 120 m to 150 m off the Namibian coast where the company located a substantially larger resource that could be exploited very profitably. From 1982 to 1990, De Beers Marine had succeeded in delineating a large ore reserve in "gravel wave" type features found in middle-shelf environment of their concessions (the Atlantic One deposit) and developed the drill mining ship technology to economically recover this type of deposit.

According to De Beers' last published information (2000) regarding the Atlantic One deposit, they boasted about having identified a combined measured and indicated resource of 8 million carats with an additional potential inferred resource of 50 million carats.

The start of marine diamond mining in 1991 brought renewed interest to the region. Namibian Minerals Corporation (Namco), Diamond Fields International (DFI), Ocean Diamonds Marine (ODM) and Benguela Concessions Limited (Benco) were some of the first companies to seek the opportunity and obtained licenses along the central and northern Namibian coast. EPL's have been granted over ground that extends from the border with South Africa in the south, to the Kunene River in the north, and extending from the shore seaward to beyond the 1,000 m isobath.

Prior to being acquired by Namco, ODM was actively mining in their inner shelf areas off the Namibian coast. ODM, using airlift technologies, achieved production of 57,000 carats per annum in the years to March 31, 1997 and 1998, and 63,000 carats in the year to March 31, 1999. ODM commissioned a third vessel in the first quarter of 1999. In the nine months to December 31, 1999, ODM mined 64,000 carats.

Following sampling of their inner shelf Luderitz Bay and Hottentots Bay grants in 1996, Namco announced an inferred resource of 2.36 million carats, and a combined measured and indicated resource of 290,000 carats in Feature 19, a 2.5 million sq. m area of license ML51. After having mined from 1998 to 2001 a total of 519,000 carats in their inner shelf deposit, Namco's December 31, 2001 measured, indicated and inferred resources estimate still mentioned that they had identified a further inferred resource of 2,224,260 carats and a combined measured and indicated resource of 1,082,000 carats in different features found in licenses ML36, ML51, ML103A, 6C and 7B, representing a combined area of 5.5 million sq. m.

The 1996 BHP/Benco JV sampling was completed in DFI's Luderitz areas ML32 and EPL1607A in 30 to 80 m water depths. Further sampling and trial mining of DFI's EPL1607A and 1607B was carried on the areas by De Beers Marine in March 1999. In 2001, MRDI, an independent consultant, has produced an estimate of the inferred and indicated resources of 1.15 million carats.

General Setting of the Namibian Coastline

The Namibian coastline is approximately 1,400 km long and extends from the Orange River in the south to the Kunene River in the north. The coastline is generally straight, having a trend to the NNW. The coastal zone and Namibian hinterland is occupied by the Namib Desert and the coastline is either backed by sand dunes or barren rocky cliffs.

The coastline north of the Orange River to Chamais bay is unbroken by embayments or promontories. An unbroken sandy beach continues for approximately 100 km northward from the river's mouth. Chamais Bay is the first of several north-facing log-spiral north of the Orange River. Northward from Chamais Bay the coast is characterized by numerous north-facing log-spiral bays, and promontories with south-facing embayments that capture the northward movement of sediment by littoral drift. These act as the source for the trains and sand dunes being transported inland by the persistent southerly winds.

At Luderitz the coastline forms a significant re-entrant to create Luderitz Bay. The coastal hinterland from Luderitz to Walvis Bay consists of the aeolian sand dunes of the Namib Sand Sea.

Between the Walvis Bay and the Ugab River, some 200 km further north, the coastline consists generally of sandy beaches backed by a broad coastal plain several hundred meters wide. The rocky coastline leading up to Cape Cross from the south, interrupts the gently shoaling sandy beaches, but they are again in evidence immediately north of the cape and continue to the Ugab River mouth. The coastline north of the river changes to a rocky strandline extensively covered by cobbles and boulders. This remains the general character of the coast – i.e., rocky shores covered by cobbles and boulders, with sandy beaches being restricted to localized pocket beaches – north of Terrace Bay. Sand dunes of the Kunene Sand Sea extend to the coast from Cape Fria northward to the Kunene River.

Unlike the Orange River which has been in existence since the late Cretaceous, the Kunene River is of late Tertiary – early Pleistocene age. Whereas the Orange River has an extensive delta associated with it, no delta has developed off the Kunene River mouth. These two rivers are the only perennial rivers on the Namibian coastline. The other smaller rivers are ephemeral, but do occasionally break through at their mouths to deposit sediment onto the inner shelf.

Mineralization

The general geological model invoked for the formation of the diamondiferous sediments is the same as that one cited by Afri-Can's senior geological consultant and the author of Afri-Can's latest technical report, Mr. R.W. (Dick) Foster, based on his many years of observations on the marine diamond development of the west coast of South Africa and Namibia. The report meets the criteria for a valid model in that it meets all known facts and observations available to the authors, but is in no way intended to be the "final definitive statement" on the provenance of the west coast diamonds. It is summarized herein in simplified form.

At the end of the Cretaceous period, approximately 60 million years ago, the break-up of the Gondwana supercontinent was well advanced and a major geosyncline had become established between Southern Africa and South America. This geosyncline which, from oil drilling evidence, has been in existence since at least the early Jurassic period, expanded from south to north so that not only was there sedimentary input into the basin from the east (i.e., South Africa, Namibia, Botswana) and from the west (i.e., Brazil) but also from the north (i.e., Angola, Congo, etc.). The youngest diamondiferous kimberlites had been intruded into these surrounding regions some 20 million years previously.

There is widespread evidence of major uplift of the Southern African continent at the end of the Cretaceous period. The authors do not know evidence from the South American side. On the "west coast" (in this context, the coastal plain and continental shelf from the Kunene River in the north of Namibia to the Olifants River in South Africa), this uplift is clearly visible in medium and deep seismic records, which show a widespread angular unconformity truncating the Cretaceous sediments. In the Kimberley area of South Africa, it has been calculated that about

1,500 m of the upper portions of the highly diamondiferous kimberlites were planed off (eroded). The diamonds released by the rapid erosion that resulted from this uplift must have been quickly carried to the "west coast geosyncline".

There is evidence from isolated remnant outcrops in the area south of Luderitz that in early Tertiary times the sea level stood some 140 m above its present level. Thus, the early Tertiary sea would have extended from the escarpment across the continental shelf and, in this shallow sea, coarse sediments that were weakly diamondiferous were deposited. These sediments seen in isolated remnants between Chamais Bay and Luderitz were not only proved to be diamondiferous by German prospecting and mining operations in the early 1900's, but also were known to contain the so-called "Orange River Suite" of exotic pebbles being mostly agates, jaspers, epidosites, banded ironstones and serpentinites.

During later Tertiary times, finer sediments were deposited and there is evidence of a hiatus in deposition in the Oligocene. The middle and upper Tertiary sediments, although locally coarse in nature, seldom contain the "Orange River Exotic Suite" of pebbles. The abundance of Orange River Suite pebbles in some of the Block J sediments therefore suggests that lower Tertiary sediments are or were exposed on the sea floor in the vicinity of the Block J. The weakly diamondiferous sediments at the base of the Tertiary sequence largely remained buried beneath younger sediments until the Pleistocene period.

With the onset of the northern hemisphere glaciation, sea level fluctuated between 125 m below present time during the glacial maximum and 20 to 30 m above present time during the interglacials. In addition, the world's climatic zones probably shrank towards the equator during the glacial periods and when the sea level was depressed 120 m. Walvis Bay would have had a climate similar to that of Cape Town at present. The central and southern Namibian shelf areas therefore probably had quite a wet climate, particularly in the winter months, and the prevailing wind direction would have been westerly with only weak longshore drift. By contrast, during the interglacials, the climate would have been dry, and the predominant south-easterly winds would have caused strong northerly long-shore drift.

Thus, during the interglacials, the diamondiferous basal Tertiary sediments on the coastal plain became exposed and eroded, and the diamonds were carried by rivers and streams to present and high-level shorelines, where they were dramatically sorted by size in a northerly direction and deposited in raised storm beach deposits. Also during times of higher sea levels, the intense aridity and strong winds would have caused aeolian erosion of the Tertiary sediments in closed valleys and concentration of diamonds on the valley floor as an aeolian lag deposit. Such valleys are common and were mined during the first half of the 20th century in the area between Bogenfels and Luderitz. There is evidence from offshore operations in the Bogenfels area that similar conditions prevailed while the sea level was 40 to 50 m below present.

However, during low sea levels, the regime would have been very different. The wetter climate meant that the diamondiferous lower Tertiary on the coastal plain and the inner shelf were rapidly eroded, and the diamondiferous material was carried down-slope to the sea more as sheet-wash than in particular rivers and streams. A characteristic of the coastal conditions would have been intense westerly storms, and it has been calculated that in extreme conditions the

breaker height may have been as much as 30 m. Such conditions would have fluidized and removed all but the coarsest material forming trap sites for concentrations of diamonds when conditions reverted to normal.

Today, it is known that satellite imagery of the west coast clearly shows the windblown deposits extending inland as dune cordons from the offshore. Studies have been undertaken for CDM of the aeolian deposits, sediment dynamics and sediment transport routes in the coastal area between Chamais Bay and Luderitz. Earlier work concluded that the interaction between aeolian and fluvial stream systems resulted in the deflation of earlier deposits and formation of diamond placer deposits within endoreic basis. These basins are formed as a result of aeolian deflation and erosion, with salt weathering forming an important constituent in the process. The endoreic basis continue for several kilometers along a north-south orientation and generally have well-defined wall flanking the depression, that are up to 5 km apart. The size-grading of diamonds from Elizabeth Bay in the south to Luderitz shows a distinct decrease in size toward the north, indicative of wind sorting of these diamonds.

The Benguela Current that occurs off the southern Africa west coast moves rather sluggishly equatorward at an average velocity of 17 cm/s. It therefore does not have the capacity to have any effect on the redistribution of diamonds on the continental shelf.

Furthermore, tidal currents, likewise, would not have played a role in the evolution of the marine deposits, as the west coast is a wave-dominated region with a tidal range of less than 2 m. Sediment movement along the coast is principally by means of strong northward directed littoral currents which are generated by high energy southwesterly swells impinging obliquely on the generally north-south trending coastline.

And placer diamond deposits occur on the continental shelf off the Namibian coast. Although bedrock types differ from those near the coastline, the deposits are similar to these inshore in that they comprise scattered sandy gravels whose contribution has also been influenced by the subdued seabed topography. The diamonds were primarily distributed and concentrated during repeated Cenozoic sea-level movements, becoming less influenced as sea-level rose. During times of lowered sea-level, sub-aerial agents modified the effects of the previous marine transgressions.

Regulations in Namibia

Mining

The *Minerals (Prospecting and Mining) Act*, 1992 (the "Namibian Mining Act") vests all rights to minerals on the continental shelf and in the sea bed in Namibian territorial waters in the Namibian Government, which in turn has the power to issue licenses and permits to private investors for the purposes of realizing the economic potential of these rights.

Exclusive prospecting licenses are issued for specific periods (usually an initial period of three years) and may be renewed on two occasions for periods not exceeding two years. This type of

license entitles the holder to conduct prospecting operations in the area to which such license relates in respect of specified minerals. Work programs may be prescribed, and operations must be conducted reasonably and in accordance with good prospecting practice. Operations must be duly documented and reports furnished to the Ministry of Mines and Energy.

Mining licenses entitle the holder to conduct mining operations in the mining area in respect of specified minerals. A mining license endures for a period of twenty five years or such shorter period as may be deemed to be the estimated life of the mine. Renewals for further periods of fifteen years at any one time are possible on application. Mining rights must be exercised reasonably and in accordance with good mining practice. Operations must be duly documented and reports must be furnished to the Ministry of Mines and Energy.

The Namibian Mining Act provides that the Minister of Mines and Energy shall not refuse to grant an application for renewal of an exclusive prospective license if the holder of the license has complied with all the terms and conditions of the license, including the proposed program of prospecting operations and has met the expenditures in respect of such operations in accordance with the terms of the license. In addition, the Namibian Mining Act provides that exclusive prospecting licenses shall not expire while an application for renewal is being considered until such application is refused, is withdrawn or has lapsed, if such application is granted, until such time as the exclusive prospecting license is renewed in consequence of such application.

The Namibian Mining Act provides that an exclusive prospecting license shall not be renewed on more than two occasions, unless the Minister of Mines and Energy deems it desirable and in the interests of the development of the Mineral Resources of Namibia. The Namibian Mining Act also provides that an application for the renewal of an exclusive prospecting license shall not be made, in the case of the first application for the renewal of such license, in respect of any area greater in extent that 75% of the prospecting area in respect of which such license has been issued or, in the case of any other application for the renewal of such license, in respect of any area greater in extent than 50% of the prospecting area existing at the date of such application, without the approval of the Minister of Mines and Energy.

Pursuant to its agreement with ORMME which is referred to in pages 3 and 4 of this form, no reductions were made to the areas covered by the Company's exploration licenses on the renewals thereof and the Corporation does not anticipate that any reduction will be made to the area in the current and future renewal application.

Labour

The Namibian Labour Act of 1992 (the "Labour Act") regulates the conditions of employment and the rights and obligations of employees and employers. It furthermore provides for the establishment of trade unions, employers' organizations and labour courts and defines the rights, duties and functions of such entities. Trade unions and employers may regulate their affairs by agreement and dispute procedures are prescribed.

The Labour Act contains general provisions to the effect that all employers are obliged to ensure the safety, health and welfare at work of all their employees. This duty includes the duty to avoid

all hazards to health in the conduct of operations. A further duty is imposed on employers, in carrying out their business in or on their premises, to ensure, insofar as this is reasonably practicable, that persons in their employ are not exposed to hazards to their safety or health. Detailed regulations have been prescribed by the Labour Act in respect of the health and safety of employees.

Environmental

The Namibian Mining Act imposes a liability on the holders of licenses of mining claims for the pollution of the environment or other damages or losses caused. The Namibian Minister of the Environment and Tourism may reserve certain areas of land from prospecting operations and mining operations.

The Namibian Mining Act also requires, as necessary, an environmental management program including an environmental impact assessment indicating the extent of any pollution of the environment, as well as an estimate of any pollution likely to be caused by prospecting or mining operations before prospecting or mining operations are carried out. If any pollution is likely to be caused, an environmental management plan indicating the proposed steps to be taken in order to minimize or prevent such pollution must be prepared. A revised environmental management plan must be filed as circumstances change.

Politics, the Economy and the Diamond Business in Namibia

The State

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since obtaining its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Its constitution provides a duly elected multi-party political system, an independent legal system and protection of human rights and civil liberties. The Namibian Government's policies have been to promote foreign investment in mining and mineral exploration for diamonds and other resources. The mining industry is regulated by laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits.

The Government

Namibia is a multi-party, unitary republic. The head of state is the executive President who is directly elected by the people (he must obtain at least 50% of the votes) for a maximum term of five years and for a maximum of two terms. He appoints a Prime Minister and Council of Ministers. There is a two-chamber parliament where the lower chamber comprises a National Assembly of 72 members, elected every five years through a party list and the upper chamber gives representation to the various regional councils.

Justice is administered by an independent judiciary system acting through open courts. The constitution places heavy emphasis on the protection of human rights and liberties and firm

restrictions on the power of the executive. The basic freedoms of thought, speech and the press, and of religion and association are guaranteed by a bill of rights and are "non-derogative" (no government, however well supported, may remove or dilute them).

The Economy

Namibia's economy relies heavily on international trade with imports and exports each totaling more than half of GDP in value. Major exports include beef, meat products, diamonds, uranium, fish products and beer. The country also has a significant tourism industry based on its magnificent wildlife and landscapes.

The Namibian government's policies have been designed to promote foreign investment in mining and mineral exploration for diamonds and other resources. Laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits regulate the mining industry.

The Diamond Business

The diamond mining industry plays a vital role for the country contributing US$400 million per year to the economy. Annual production of gem-quality diamonds averages 1.6 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality with an average price on the market of US$276 per carat.

From its humble beginning in 1991, Namibia's marine diamond production has now surpassed Namibia's traditional land-based diamond production. In 2001, over 60% of Namibia's 1.6 million plus carats-per-year diamond production came from the sea.

The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resources exceeding 2 billion carats.

The area of diamond deposition off the Namibian coast is finite and therefore of considerable strategic importance to industry participants wishing to secure long-term positions in this largest known accumulation of top quality gemstones. Barriers to entry for new participants are high with the mineral rights dominated and controlled by only five parties, of which Afri-Can is now the largest independent and publicly-traded company involved in the area.

The Territory

Namibia is also a vast territory that sprawls over the southwestern regions of the Southern African subcontinent. The country is bordered to the west by a 1,500-km Atlantic coastline, to the north by the Republics of Zambia and Angola, to the east by Botswana and to the south by the Republic of South Africa.

The Namibian territory covers 824,269 sq. km. It is a large country, even by African standards, about four times the size of the United Kingdom and 27 times the size of Belgium. It is also sparsely populated with only two inhabitants per sq. km. The total of its culturally diverse people

stands at just 1.8 million, some 300,000 of whom live in and around Windhoek, the capital of Namibia.

Overview of license holdings

The Namibian government has subdivided into a number of exploration and mining license areas, the coastline and continental shelf of the west coast of Namibia. As described in item "General Development of the Business", Afri-Can holds interest in exploration licenses. Afri-Can's exploration license areas are shown in the figure below.


LOCALITY OF EXCLUSIVE PROSPECTING LICENCES OFF THE COAST OF NAMIBIA
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO (ODM) EPL AREAS
DIAMONDFIELDS EPL AREAS
TRANSHEX (BENCO) EPL AREAS
Black Cliff
Conception Bay
German Production:(1909-1913) 579,734cts
German Production:1913 - 14,763 cts
Meobbaai
Sossusvlei
Tsauchab River
Black Rock
ODM / NAMCO: ML35 (A to J) published resource of 200,000 cts
Block N
Block K
Block B
Block M
Block J
Knoll Point
Spencer Bay
Saddle Hill 1944 - 1963: 312,275cts
NAMCO: EPL 1950 - total resource estimate of 853 000 cts (1999)
Hottentot Bay Sammy Collins: 390,000cts - MDC (1965)
Ichabo Island
Marshall Rocks DFI: EPL 1607: Total resource >1,147,800cts
Boat Bay Namdeb: resource of at least 276,000cts
LUDERITZ German Production 3,000,000cts (1910 - 1919)
NAMCO 1999 >1,000,000 cts
Elizabeth Bay
Prince of Wales Bay
German Production 1,125,820cts (1910 - 1919)
Reserves of 3,250,300 cts (1920)
Van Reenenbaai
0 100km
Baker Bay
Chamais Bay
De Beers Marine Production
497,129 cts (1998)
481,123 cts (1997)
Mittag
ORANJEMUND
Alexander Bay
Namibian Gemstones
Port Nolloth
South-Africa
Kleinzee
N

Description of Concessions

Afri-Can's concession holdings are divided into two distinct groups to better allocate the Corporation's resources.

The near-term production potential of Afri-Can's northern concessions (Blocks J, K, M, N and B), which incorporate its shallower targets, are adjacent to a region where inferred diamond resources estimate exceed 4.25 million carats and are earmarked for priority development.

Afri-Can's southern concession block (the Namibian Gemstones concessions), representing Afri-Can's potentially largest and richest exploration targets, will be developed over a longer period due to the complexity of the geological nature and environment requiring a gradual and long-term approach to the development of this area.

Northern Concessions

Company's northern concessions (Blocks J, K, M, N and B), which incorporate its shallow targets, are adjacent to a region where estimated inferred diamond resources exceed 4.25 million carats.

Block N (EPL 2503) covers 905 sq. km and is at depths ranging from 165 to 500 m below sea level. At this time, the Corporation has expended $84,232.00 in exploration work.

Block M (EPL 2721) covers 1,000 sq. km and is at depths ranging from 165 to 500 m below sea level. At this time, the Corporation has expended $63,500 in exploration work.

Block K (EPL 2500) measures 995 sq. km and covers a part of the continental shelf at water depths ranging from 78 m to roughly 167 m. Block K adjoins Block J to the north and although it has yet to be surveyed, its geology and prospects are considered to be similar to Block J.

The Block B concession (EPL 2491) measures approximately 250 sq. km. Block B covers shallow water depths ranging from the surf zone to roughly 30 m. According to geological information and models available, it is expected that at least two terraces should be present on the concession, a shallow terrace (-20 m to -23 m) and a deeper terrace (-26 m to -29 m). M&C completed, in December 2000, a 830 line-km of high-resolution geophysical survey for which the interpretation of the bathymetric, seismic and sonographic data identified at least 17 sites present in six areas with potential for diamond entrapment. However, Afri-Can has opted to postpone any further development of the concession because of technical constraints that may limit the access to the area with the proper sampling equipments. As of today, exploration expenses made on this concession total $361,127.

Block J (EPL 2499) covers an area of 995 sq. km and occupies a part of the continental shelf in water depths ranging from approximately 78 to 167 m. It is located 10 km west of Namibian

Minerals Corporation's (Namco) mining license 36 and is bordered to the south by Namco's property EPL 1950 which has a reported diamond resource of 653,000 carats.

Afri-Can acquired in 2000 the data of a regional geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. in 1998 on its Block J concession. Marine & Coastal (M&C) had collected approximately 1,000 line-km of geophysical data. Interpretation and processing of the geophysical data revealed that the eastern shallow portion of the concession, covering close to 150 sq. km, is characterized by a thin covering of sediment and exposed bedrock outcrops that are considered very prospective for diamonds. Furthermore, the data also suggested possible diamond trap sites such as south-facing bays, gullies, channels and rock outcrops that could host diamonds.

In January 2001, Afri-Can proceeded with a detailed geophysical survey on the shallow portion of the concession area. The selected area extends over the inner shelf and inner shelf slope in water depths ranging from 70 to 125 m. M & C collected 910 line-km of high-resolution geophysical data which includes bathymetry, sidescan sonar and sub-bottom profiling. Following completion of the geophysical survey, the data collected was processed using sophisticated computer programs to produce 3D geological maps of the ocean floor. Interpretation of the data by Marine & Coastal identified 17 protective features present in eight major geomorphological features having the potential for diamond entrapment. The recognized features represent a variety of depositional environments in water depths ranging from 75 to 100 m and these features constitute 27 sq. km (i.e. 14%) of the 150 sq. km area identified as containing a thin sediment cover in the 2000 regional survey interpretation.

The embayments, reefs and channel depressions identified on the concession, formed during sea level regressions, would have acted as impediments to sediment movement in the surf zone. Several of the embayments show remnants of a paleo-strandline with a possible beach dune deposit suited for the formation of beach placer deposits. The numerous reefs and headlands on Block J indicate that these areas may contain diamondiferous deposits. Such areas formed islands during seal level regressions and, along the coastline, their peripheries typically contain diamondiferous gravels. Some of the reefs have extensive north-south dentritic channel systems and gully features that could be conductive to the entrapment of diamonds being moved northwards. The geophysical survey also indicated that most of the sediment cover is less than five meters in thickness, which will facilitate further sampling work.

Based on the encouraging results of the detailed survey, Afri-Can proceeded with a three-phase prospecting sampling program to prove the existence of diamonds and delineate mineral resources.

- In September 2001, Afri-Can received Mellifiera GeoConsulting CC's ("Mellifiera") report on target selection for qualitative sampling for diamonds.

- In October 2001, Afri-Can completed the layout of its reconnaissance-sampling program. The sampling program will consist of 29 anchor spreads displayed over the 17 prospective features previously identified. The objective of the sampling program will be to collect a minimum of 250 samples over the targeted areas with an average of 12 samples per spread.

The objective of the sampling program is to provide information on the geology of each feature and, consequently, prove the presence of diamonds.

- On November 6, 2001, Afri-Can concluded an agreement with De Beers Marine (Pty) Limited ("DBM") to conduct its reconnaissance-sampling program over a period of 30 days. DBM guaranteed a minimum of 250 samples over a minimum of 20 anchor spreads. The sampling programs provided for the collection of a minimum of 540 sq. m of gravels.

- On November 22, 2001, DBM started the sampling program using the mv Douglas Bay, which as a gross tonnage of 2,172 tonnes and is equipped with 20 t/hr DMS plant and two "Megadrills". Each Megadrills has a diameter of 0.96 m and a footprint on the seabed of 0.72 sq. m.

- On December 22, 2001, DBM completed the sampling program. The program succeeded in collecting a total of 338 samples, surpassing its initial sampling target by 88 samples. The samples were collected from 29 anchor spreads over a sea-floor area of 728 sq. m.

- In February 2002, DBM completed the sorting of the 338 samples collected during the program and reported the recovery of 23 gem diamonds weighing a total of 4.65 carats, of which the largest stone weighed 0.64 carats. Eight of the 17 features tested were proven to carry diamonds.

- In May 2002, Afri-Can received the final report of Messrs. R. W. (Dick) Foster and Kim Lord on the DBM sampling program (geological interpretation of the depositional environment encountered, analysis of the results and recommendations).

Analysis of Results

The sampling achieved its objective of proving whether or not diamonds are present in Block J. The program not only proved that diamonds are present, but it also showed that in some areas diamonds are potentially present in economically interesting concentrations.

23 diamonds were recovered from 338 samples. Had the samples only encountered the "background" distribution of diamonds that is found throughout the West Coast region, it is extremely unlikely that more than 3 diamonds would have been recovered. Therefore it can be stated that Block J contains more diamonds than the regional average.

In spite of a sample size that was very small, two of the samples recovered more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some places.

The sediment patches that were proved to be diamondiferous span the whole extent of the lease area, some 45 km, from south to north. The total area of the sediment patches shown to be diamondiferous is about 10,000,000 sq. m. Geophysical results suggest that there are additional sediment patches that are similar, but were not sampled and amount to about 25,000,000 sq. m.

The sampling tool failed to penetrate completely in the coarse material of the gravel waves and in the conglomerates. Therefore the most diamondiferous portions of these deposits were not excavated. Only 20% of the samples were recorded as having reached bedrock.

The program, although very preliminary, suggests that Block J has the potential to contain a significant deposit of diamonds with three main features identified to date (Features #8, #6 and #17).

Feature #8 is a paleo-surf zone feature that extends over an area of 11.7 million sq. m, of which 2 million sq. m have been proven to contain weakly-cemented diamondiferous conglomerate. The gravels found in Feature #8 contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and banded iron stone, which, in such anomalous quantities, are important indicators of the presence of diamonds. Feature # 8 is 125 m below present sea level and is characterized by the presence of large elongated accumulations of large slabs of local bedrock for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint venture between the Namibian Government and De Beers) to have discovered a gravel waves deposit.

Feature #6 is an aeolian/fluvial feature covering 3.69 million sq. m of which 3.1 million sq. m have been proven to contain diamondiferous gravels. The geology of this feature appears similar to the ones currently mined by Diamond Fields (Marshall Fork) and Namco (Feature 19). Feature #6 is about 105 m below sea level and is an assemblage of valleys and depressions, which would have been exposed when the sea level was at -125 m during the formation of Feature #8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

Feature # 17 is a series of back beach valleys characterized by the presence of gravel-wave formations. This feature covers an area of 700,000 sq. m and has been proven to contain diamondiferous gravels. To seawards of the beach is an area designated as Feature #16 that contains extensive gravel waves and forms part of the possible 25,000,000 sq. m extension of diamondiferous ground.

The results justify a program of quantitative follow-up sampling work. Furthermore, the first round of follow-up work will be restricted to the aeolian/fluvial valleys and the surf zone environments (Features #6 and #8), as these currently appear to hold the greatest potential

The goals of the proposed program are to:

1. Determine the continuity of mineralization along and across the features.
2. Establish sufficient quantitative data on the features to support an inferred resource.
3. Establish preliminary data on potential mining economics.

In June 2002, Afri-Can Marine completed the layout of its delineation-sampling program. The sampling will be deployed in three distinctive phases that are designed for the collection of approximately 393 samples of 10 sq. m each and 6 bulk samples of 100 sq. m each. The

complete program will entail the collection and treatment of gravels from 4,530 sq. m of sea floor.

The main goals of the program are as follows:

1. Establish sufficient quantitative data to support an inferred resource (calculated in accordance with the SAMREC code for estimation of mineral resources).
2. Establish preliminary data on mining economics.
3. Determine the local extent and continuity of mineralization.
4. Gain information on the details of mineralization over a limited area and determine potential mining economics.

The three phases will be as follows:

Phase 1: Feature #8: local sampling, 105 samples of 10 sq. m each and 3 bulk samples of 100 sq. m each.
Phase 2: Feature #6: local sampling, 109 samples of 10 sq. m each and 3 bulk samples of 100 sq. m each.
Phase 3: Paleo-surf zone: regional sampling, 179 samples of 10 sq. m each

On September 24, 2002, Afri-Can concluded an agreement with Gemfarm Investments (PTY) Ltd. to conduct the first phase of the follow-up sampling program for the Woduna Block J concession. The first phase will be conducted on the paleo-surf zone (gravel waves) of feature #8 and provides for the collection of a minimum of eighty 10 sq. m samples each and two bulk sampling samples of 100 sq. m. The sampling will be conducted from the mv Lady-S vessel, which has a gross tonnage of 1,054 tonnes and is equipped with a 50 tonne-per-hour DMS plant. The sampling tool consists of one 60 cm-diameter "airlift" mining system with a pumping capacity of 1,000 tonnes per hour and a powerful "jetting system".

As of September 30, 2002, Afri-Can's total investment in its 70% interest in the Woduna Block J project was CDN$2,755,167. CDN$896,633 was paid directly to Woduna to acquire a 60% direct interest in the project, and a further CDN$1,858,534 was spent in exploration and development expenses.

Southern Concessions

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint venture between the Namibian Government and De Beers Marine (Pty) Limited) rich concession areas with a recent inferred marine diamond resource estimate of 8 million carats. This block represents Afri-Can's longer term project area with the largest potential for diamondiferous deposits.

The Namibian Gemstones concession comprises 23 EPLs and covers 22,500 sq. km in water depths ranging from 168 m to over 500 m. The block starts on the Namibian-South African border and extends northwards along the outer edge of the continental shelf and on the

continental slope. The southern part of the concession is opposite of the mouth of the Orange river, while the eastern margin of the concession is near the western border of Namdeb's concessions operated by De Beers Marine (Pty) Limited, who recovered over 600,000 carats in 2000. For the last 100 million years, the Orange River has intermittently transported diamonds to the ocean from kimberlites in the hinterland of South Africa. The occurrence of diamond deposits on the concession is suggested by the geological history of the region (Sutherland, 1997) and is further supported by the recovery of diamonds from water depths of greater than 150 m elsewhere on the Namibian shelf.

A 9,200 sq. km regional geophysical survey was conducted in 1999 over the shallow eastern part of the concession (41%), allowing Afri-Can to collect over 6,000 line-km of data. The survey identified large areas of eroded bedrock and abundant features typical of areas where diamonds are concentrated elsewhere in the Namibian marine zone. An area of approximately 1,900 sq. km, 20% of the area surveyed, indicated exposed rocky areas or rock covered by a veneer of unconsolidated sediments. Evidence of erosional activity in the form of paleo channels, old marine terraces and incised gullies were observed. These features are known to certain diamond concentrations elsewhere on the Namibian offshore zone.

Based on these results, the Corporation is planning a grab sampling program on this 1,900 sq. km target area. The sampling will allow the identification of terrigenous material that could be associated with diamondiferous deposits. The duration of the grab-sampling program survey will be approximately four months at an estimated cost of US$400,000.

As of August 31, 2002, Afri-Can's total investment in its 60% interest in the Namibian Gemstones project was CDN $7,836,359. CDN $5,235,181 was paid directly to Namibian Gemstones to acquire a 60% direct interest in the project, and a further CDN $2,601,178 was spent in exploration and development expenses to date. In addition Afri-Can can acquire an additional 20% interest in the Namibian Gemstones project by paying an additional US $1,440,000 to Namibian Gemstones.

Reserves and Resources

The exploration and sampling program in concessions is note yet advanced to calculate mining resources.

Exploration Expenses

During its two previous financial years, the Corporation's exploration and development expenses in its concessions exceeded $2,658,000.

The Diamond Market

The elimination of De Beers' stockpile overhang, the transformation of the CSO (Central Selling Organization) into the DTC (Diamond Trading Corporation) and the recent moves by De Beers to secure new supply sources through corporate acquisitions represent the most visible signs that the billion dollars rough-diamond industry is currently experiencing major changes. Traditional supply and demand expectations will have a greater influence on the future development of the industry together with greater vertical integration between producers and diamantaires.
Total global production in 2001 was in the order of 125 million carats with a value of US $7.8 billion. Principal producing countries, ranked by value of market share, are Botswana (29%), Russia (22%), South Africa (12%), Angola (11%), Namibia, (6%), Canada (6%), Australia (5%) and Congo (5%).

Total gem output accounts for 95 percent by value, although only 15 percent by volume of total sales. The industry is thus highly reliant on sustained demand for diamond jewelry. Rough diamond sales of some US $8 billion result in polished output worth US $13 billion, which in turn is absorbed into diamond jewelry worth US $27 billion. Israel and India remain the two most important diamond manufacturing centers and the United States is the single most significant market for polished diamonds from both major cutting centers. The diamond industry is now highly reliant on the US market, which accounts for half of all diamond sales. Six years ago, the US market accounted for a third of sales and the Japanese market was of similar size. The Japanese market has now contracted to about 15 percent. Europe (12%) and the Middle East (11%) are the other significant end-markets.

The international diamond industry continues to be dominated by the De Beers Group, which markets approximately 60 percent of total world rough diamond production. De Beers reported that 2001 was a difficult year for its own operations and for the diamond industry in general. The company said that the year began against the background of a weakening global economy and an excess inventory of polished diamonds, held mainly by the United States trade. The economic uncertainty was aggravated by the terrorist attack on the United States on September 11, 2001. However, Christmas season retail sales of diamond jewelry were above expectations. In the crucial American market sales appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. De Beers said that, on preliminary estimates, it was down some five percent.

De Beers also reported that de-stocking by the retail trade and lower demand for diamond jewelry had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. Generally, rough diamond prices declined by about 20 percent during 2001. De Beers' Diamond Trading Company (DTC) reported diamond sales of US $4.45 billion in 2001, a 21.45 percent decline on 2000 sales of US $5.67 billion.

De Beers said the rough market started 2002 in a more optimistic mood. Stocks of rough diamonds in the cutting centers were low. Although there was still an overhang of polished diamonds in the pipeline, this is less than the same period in 2001. De Beers said that DTC sales

prospects for 2002 would depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline would be confident to carry.

There has been some recovery in rough diamond pricing levels since 2001, however the polished market remains slow and this is having an impact on demand for and pricing of rough.

Competitive Conditions

Currently, Afri-Can's activities are limited exclusively in diamond exploration and development. Consequently, Afri-Can is not affected by the world supply and demand for rough diamonds and policies of the major industry supplier, De Beers and the Diamond Trading Company.

Employees

As of August 31, 2002, Afri-Can had three employees and, on a daily basis, two internal geological consultants: Kim Lord and R.W. (Dick) Foster. The employees are not unionized. Management considers the relationship of the Corporation with its employees to be excellent. Furthermore, the Corporation retains, on continuous basis, the services of two technical consultants: Donald G. Sutherland and Richard H.T. Garnett.

Risk Factors

By conducting its business in Namibia, the Corporation is subject to a risk that is minimal. Indeed, we refer to this policy of the Republic of Namibia described at the item above called "Politics, the Economy and the Diamond Business in Namibia". However, financial risks come from the nature itself of activities in the Corporation. Indeed, all of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital. Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Item 4. Selected Consolidated Financial Information

The following tables summarize certain audited consolidated information of the Corporation for the years indicated. And are expressed in thousands of Canadian dollars except for per share amounts and have been derived from the audited consolidated financial statements of Afri-Can, which have been prepared in accordance with Canadian generally accepted accounting principles.

	2002	2001	2000	1999	1998
Revenues	0	--	--	--	64
Net earnings (loss) per share	(980)	(3,185)	(424)	(1,331)	(1,043)
Fully diluted per share	(0.02)	(0.06)	(0.01)	(0.05)	(0.05)
Total assets	13,007	10,245	11,020	8,498	12,297
Long term debt	--	--	--	42	--
Cash dividends per share	--	--	--	--	--

Quarter Ended Year	Aug 31 2002	May 30 2002	Feb 28 2002	Nov 30 2001	Aug 31 2001	May 30 2001	Feb 28 2001	Nov 30 2000
Revenues	0	0	0	0	0	0	0	0
Net earnings (loss)	(309)	(232)	(216)	(223)	(2,784)	(142)	(139)	(120)
Net earnings (loss) per share	(0.006)	(0.004)	(0.005)	(0.005)	(0.047)	(0.003)	(0.005)	(0.005)
Fully diluted earnings (loss) per share	(0.007)	(0.005)	(0.006)	(0.006)	(0.048)	(0.004)	(0.006)	(0.006)

Dividend Policy

No dividends have been paid by Afri-Can. The dividend policy will be reviewed once Afri-Can's profit is in commercial production.

Item 5. Market for Securities

The Corporation's common shares are listed for trading on the TSX Venture Exchange. The symbol is AFA.

Item 6. Directors and Officers

The names, municipalities of residence, current position with Afri-Can as of report date and principal occupations of each of the directors and officers of the Corporation as of August 31, 2002 and preceding five years are as follows:

Name, Municipality of Residence and Office Held	Director Since (m/d/y)	Shares Over Which Control is Exercised	Principal Occupation
Pierre Léveillé, Windhoek, Namibie President and Director	02-28-1994	955,332	President and CEO of the Corporation
Marcel Drapeau Montreal, Quebec Secretary and Director	09-22-1997	48,000	Attorney M.D. Consultants
Michael Nicolai Westmount, Quebec Director	29-02-1996	501,286	President Action-Capital Inc.
Chris von Christierson London, U.K. Director	02-01-2000	—	Chairman Rio Narcea Gold Mines Limited
Hugh Snyder Toronto, Ontario Director	02-01-2000	433,667	President H.R. Snyder Consultants
Anthony H. Bloom London, U.K. Director	03-10-2000	—	Director RIT Capital Partners Plc.
Kim Hatfield Oklahoma City, USA Director	03-10-2000	839,586	President Crawley Petroleum Corporation
Bernard J. Tourillon Montreal, Quebec Exec. VP & CFO and Director	05-25-2001	1,177,133	Executive V.P. and CFO of the Corporation

Chris I. Von Christierson

Mr. von Christierson, Chairman and Director; B.Comm., Rhodes; MA, Cambridge; has over 30 years of business experience in the resources industry. He is Chairman of Rio Narcea Gold Mines Limited since 1994. He is also a non-executive director of Gold Fields Limited since February 1999 and a director of Southern Prospecting (UK) Limited. As CEO of Rio Narcea Gold Mines Ltd., from 1994 to early 1999, Mr. von Christierson was instrumental in establishing that company as an important European gold producer.

Pierre Léveillé

Mr. Léveillé has over 15 years of experience in the international financial markets and the resources industry. He has served as President, CEO and Director of the corporation since 1994. His leadership has transformed the corporation into a marine diamond exploration company of

importance. Prior to joining Afri-Can, he spent over eight years in the financial markets as a stockbroker and corporate finance advisor with Levesque, Beaubien, Geoffrion Inc. and Investpro Securities Inc.

Bernard J. Tourillon

Mr. Tourillon; B.A.A.; MBA; joined Afri-Can in 1994 as Executive Vice President and CFO. With Mr. Léveillé, he has been instrumental in transforming the Corporation into a significant participant in the marine diamond exploration industry. He has 16 years of experience in international finance, venture capital, project management, manufacturing and brokerage.

Anthony H. Bloom

Mr. Bloom, Director; B.Comm., LLB, University of Witwaterstrand; LLM, Harvard; Sloan Fellow, Stanford Graduate School of Business; is an international investor based in London. Until 1988, Mr. Bloom was Chairman and Chief Executive Officer of the Premier Group, a multi-billion dollar South African conglomerate involved in agribusiness, retail and consumer products. He was also a director of Barclays Bank, Liberty Life Assurance and South African Breweries. Since moving to the United Kingdom, Mr. Bloom has been a director of RIT Capital Partners Plc and deputy chairman of Sketchley Plc. Mr. Bloom is currently Chairman of Cine-UK Limited, a Director of Rio Narcea Gold Mines Ltd., as well as a director of a number of other companies.

Kim Hatfield

Mr. Hatfield, Director; B.Sc. Petroleum Eng.; M.Sc. Petroleum Eng.; has over 26 years of experience in the oil and gas industry, including offshore exploration and production.
Mr. Hatfield has been President of Crawley Petroleum Corporation since 1985 and has built Crawley Petroleum into a profitable exploration and production company from a base of 30 properties to over 550 properties during periods of adverse industry conditions. In addition, Crawley Petroleum has invested in other ventures including gold mining, computer software and high-tech ventures.

Michael Nicolai

Michael Nicolai, Director; B.A., University of Cape Town; has 31 years of experience in international banking, venture capital and investment management. He is presently a consultant with international investment and consulting firm Brockhouse & Cooper Inc. located in Montreal, Quebec. He is also Managing Partner of Action Capital Inc., a privately-owned investment holding company, and is a director of several Canadian resource companies.

Hugh R. Snyder

Mr. Snyder, Director; B.Sc. Eng.; has over 31 years of technical and financial experience in the resources industry. Mr. Snyder has been President of H.R. Snyder Consultants since 1985. He is also a director of many publicly-traded companies, including Rio Narcea Gold Mines Ltd., Southern Cross Resources Inc. Mr. Snyder is also a Director of GBC North American Growth Fund Inc., a small cap fund managed by Pembroke Management.

Marcel Drapeau
Mr. Drapeau, Secretary and Director; B.A.; B.Sc.; Comm. LL.L.; is an accountant and a lawyer based in Montreal. He has practiced commercial and corporate law for over 27 years during which time he served as director of numerous companies and acted as a business consultant in various corporate dealings. Mr. Drapeau joined Afri-Can Marine Minerals Corporation in 1997.

R. W. (Dick) Foster
Resource Development Manager. Mr. Foster is a geologist who holds a BSC. Geology (Hons) from Imperial College of the University of London and has extensive experience in the marine diamond industry. Mr. Foster worked for De Beers Marine for 32 years before retiring in 1996. With De Beers Marine he held the position of Geological Manager for 11 years and he was involved extensively in the management of exploration and mining programs. He led the teams that discovered major diamond deposits on the mid-continental shelves off South Africa and Namibia. Since 1996, Mr. Foster has been active in providing geological consulting and exploration management services.

Kim B. Lord
Exploration and Project Manager. Mr. Lord, B.Sc. Hons. (Geology); joined Afri-Can as Exploration Project Manager in 1999. He has been involved for the past 18 years in marine exploration, geophysical and geological interpretation, nearshore and offshore surveying and seabed sampling. He has managed prospecting and mapping programs for different South African mining houses involved in the search for marine diamonds heavy minerals and carbonate deposits.

Item 7. Technical Team

Since 2000, Afri-Can has established and maintained one of the strongest boards of directors in the industry for a junior exploration company, comprised of qualified and experienced business individuals with proven track records.

In an industry that is only 40 years old, Afri-Can has assembled a premier technical team with an accumulated 120 years of experience in the industry.

Afri-Can's in-house technical team is composed of Mr. R. W. (Dick) Foster, formerly of De Beers Marine, as Resources Development Manager, and Mr. Kim Lord, formerly of South African Council for Geoscience (Marine Geoscience Section), as Exploration Manager. While at De Beers Marine, Mr. Foster led the geological team responsible for the discovery and development of the largest-ever marine diamond deposit in the world (the Atlantic One deposit). While at the Council for Geoscience, Mr. Lord participated in all the major prospecting and mapping programs done along the coastline during the past 20 years.

Afri-Can's external technical consultant team is made up of Dr. Donald Sutherland of Placer Analysis Ltd. and Mr. Richard Garnett, formerly of Diamond Fields Resources and Diamond Fields International.

Donald G. Sutherland - Placer Analysis Ltd.
Mr. Sutherland is a consultant specializing in diamond exploration and mining. He holds the degrees of B.Sc. and Ph.D. from the University of Edinburgh, is a member of the Institution of Mining and Metallurgy of London and is also a Chartered Engineer. He has been involved in diamond exploration and mining projects since 1975 and his wide experience includes several exploration and development projects, including both offshore and onshore diamond deposits on the west coast of Southern Africa.

Richard H.T. Garnett - Valrik Enterprises Ltd.
Mr. Garnett is an independent mining consultant specializing in marine and terrestrial placer mining. He has more than 35 years of international mining experience related to mine evaluation, ore marketing, exploration, project management and operations. Previously, he held senior positions with RTZ and the Anglo American/Minorco/ De Beers group of companies.
Mr. Garnett was previously Chairman of Diamond Fields International.

Afri-Can's technical team is comprised of qualified and experienced individuals who are more than capable of managing and overseeing the next development stages of the Corporation.

Item 8. Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Afri-Can securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Afri-Can's management information circular dated January 19, 2003, for the Annual Meeting scheduled for February 13, 2003.

Additional financial information is provided in Afri-Can's comparative financial statements for the financial year ended August 31, 2002, included in the Annual Report. The Corporation will provide to any person, upon request to the Secretary of the Corporation at suite 201, 4444, Ste-Catherine St. W., Westmount, QC, Canada, H3Z 1R2:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   - (i) one copy of the Annual Information Form of the Corporation together with one copy of any document or incorporated by reference in the Annual Information Form;
   - (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;
   - (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders;
   - (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus are not required to be provided under (i) or (iii) above; or

(b) at any other time, one copy of any document referred to in (a) (i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request if made by a person who is not a security holder of the Corporation.